UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

OvaScience, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

69014Q 101

(CUSIP Number)

Chris McCain

General Catalyst Partners

20 University Road, 4th Floor, Cambridge, MA 02138

(617) 234-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

Item 1.	Security and Issuer.

This Amendment No. 2 to the joint statement on Schedule 13D (this “Amendment No. 2”) amends and supplements the joint statement on Schedule 13D filed on February 11th, 2013 (the “Original 13D,” and, together with Amendment No. 1 to the Original 13D filed on March 21, 2013, and this Amendment No. 2, the “Schedule 13D”), by the Reporting Persons, and relates to the common stock, par value $.001 per share (the “Common Stock”) of OvaScience, Inc. (the “Issuer”) having its principal executive office at 215 First Street, Suite 240, Cambridge, MA 02142.

All capitalized terms contained herein but not defined shall have the meanings ascribed to such terms in the Original 13D.

Item 2.	Identity and Background.

This Amendment No. 2 to the joint statement on Schedule 13D is being filed by General Catalyst Group V, L.P., a Delaware limited partnership (“GC V”), GC Entrepreneurs Fund V, L.P., a Delaware limited partnership (“E Fund V”, and together with GC V, the “GC Funds”), General Catalyst Partners V, L.P., a Delaware limited partnership (“GC GPLP”), General Catalyst GP V, LLC, a Delaware limited liability company (“GC GPLLC”) and the Managers (as defined below), who are collectively referred to herein as the “Reporting Persons.” GC GPLP is the sole general partner of the GC Funds. GC GPLLC is the sole general partner of GC GPLP. Joel E. Cutler, David P. Fialkow and David J. Orfao (collectively, the “Managers”) are Managing Directors of GC GPLLC. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Amendment No. 2 as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act. GC V and E Fund V have generally agreed to sell securities at the same time and each may be deemed to own beneficially the GC Shares (as defined in the Original 13D) held by the other.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

Not applicable.

Item 5.	Interest in Securities of the Issuer.

Each of the Reporting Persons has ceased to beneficially own more than five percent of the Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Agreement regarding joint filing Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 31st day of July, 2013.

GENERAL CATALYST GROUP V, L.P.

By:	GENERAL CATALYST PARTNERS V, L.P. its General Partner

	By:	GENERAL CATALYST GP V, LLC its General Partner

		By:	/s/ William J. Fitzgerald
William J. Fitzgerald
Member, COO and CFO

GC ENTREPRENEURS FUND V, L.P.

By:	GENERAL CATALYST PARTNERS V, L.P. its General Partner

	By:	GENERAL CATALYST GP V, LLC its General Partner

		By:	/s/ William J. Fitzgerald
William J. Fitzgerald
Member, COO and CFO

GENERAL CATALYST PARTNERS V, L.P.

By:	GENERAL CATALYST GP V, LLC its General Partner

	By:	/s/ William J. Fitzgerald
William J. Fitzgerald
Member, COO and CFO

GENERAL CATALYST GP V, LLC

By:	/s/ William J. Fitzgerald
William J. Fitzgerald
Member, COO and CFO

By:	/s/ Joel E. Cutler
Joel E. Cutler

By:	/s/ David P. Fialkow
David P. Fialkow

By:	/s/ David J. Orfao
David J. Orfao

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of OvaScience, Inc.

EXECUTED this 31st day of July, 2013.

GENERAL CATALYST GROUP V, L.P.

By:	GENERAL CATALYST PARTNERS V, L.P. its General Partner

	By:	GENERAL CATALYST GP V, LLC its General Partner

		By:	/s/ William J. Fitzgerald
William J. Fitzgerald
Member, COO and CFO

GC ENTREPRENEURS FUND V, L.P.

By:	GENERAL CATALYST PARTNERS V, L.P. its General Partner

	By:	GENERAL CATALYST GP V, LLC its General Partner

		By:	/s/ William J. Fitzgerald
William J. Fitzgerald
Member, COO and CFO

GENERAL CATALYST PARTNERS V, L.P.

By:	GENERAL CATALYST GP V, LLC its General Partner

	By:	/s/ William J. Fitzgerald
William J. Fitzgerald
Member, COO and CFO

GENERAL CATALYST GP V, LLC

By:	/s/ William J. Fitzgerald
William J. Fitzgerald
Member, COO and CFO

By:	/s/ Joel E. Cutler
Joel E. Cutler

By:	/s/ David P. Fialkow
David P. Fialkow

By:	/s/ David J. Orfao
David J. Orfao